Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in KE Holdings Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED AMENDMENT OF THE MEMORANDUM AND THE ARTICLES OF ASSOCIATION;

(3) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(4) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS;

(5) PROPOSED RE-APPOINTMENT OF AUDITORS; AND

(6) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 4 to 10 of this circular.

The AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Friday, June 12, 2026 at 3:00 p.m. (Beijing time). A notice convening the AGM is set out on pages 22 to 27 of this circular. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders of the ADSs. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form for the AGM by no later than 3:00 p.m., Hong Kong time, on Wednesday, June 10, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

April 24, 2026

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	4

1.	Introduction	4
2.	Proposed Re-Election of Directors	5
3.	Proposed Amendment of the Memorandum and the Articles of Association	6
4.	Proposed Grant of General Mandate to Issue Shares	6
5.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	7
6.	Proposed Re-Appointment of Auditors	8
7.	The AGM and Proxy Arrangement	9
8.	Recommendations	9
9.	Further information	10

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	11

APPENDIX II	PROPOSED AMENDMENTS OF THE MEMORANDUM AND THE ARTICLES OF ASSOCIATION	15

APPENDIX III	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	16

NOTICE OF THE ANNUAL GENERAL MEETING	22

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Plan”	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or compensation committee of the Board

“ ADS(s)”	American depositary shares, each of which represents three Class A ordinary shares

“ADS Record Date”	May 12, 2026 (New York time)

“ AGM”	the annual general meeting of the Company to be convened on Friday, June 12, 2026 at 3:00 p.m.

“Articles of Association”	the articles of association of the Company, as amended or substituted from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

DEFINITIONS

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the reserved matters shall be voted on a one vote per share basis

“ Company”	KE Holdings Inc. (貝殼控股有限公司), an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group” or “Beike”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	April 23, 2026, being the latest practicable date for ascertaining certain information contained herein

“ Listing”	the listing of the Class A ordinary shares on the Main Board of the Stock Exchange on May 11, 2022

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum”	the memorandum of association, as amended or substituted from time to time

DEFINITIONS

“Nomination Committee”	the nomination committee of the Board

“ SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share Record Date”	May 12, 2026 (Hong Kong time)

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“ Shares”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong

“treasury shares”	has the meaning ascribed thereto under the Listing Rules

“United States”, “U.S.” or “US”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Yongdong Peng and Mr. Yigang Shan, being the holders of the Class B ordinary shares upon the Listing, entitling each to weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

Executive Directors:
Yongdong Peng (Chairman)
Yigang Shan
Wangang Xu (Vice Chairman)
Tao Xu

Non-executive Director:
Jeffrey Zhaohui Li

Independent Non-executive Directors:
Xiaohong Chen
Hansong Zhu
Jun Wu

Registered Office:
Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

Corporate Headquarters:
Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

Principal Place of Business in Hong Kong:
Room 1912
19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

April 24, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED AMENDMENT OF THE MEMORANDUM AND

THE ARTICLES OF ASSOCIATION;

(3) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(4) PROPOSED GRANT OF GENERAL MANDATE TO

REPURCHASE SHARES AND/OR ADSS;

(5) PROPOSED RE-APPOINTMENT OF AUDITORS;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the AGM:

(a)	the proposed re-election of Directors;

LETTER FROM THE BOARD

(b)	the proposed amendment of the Memorandum and the Articles of Association;

(c)	the proposed grant of a general mandate to issue Shares;

(d)	the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(e)	the proposed re-appointment of auditors.

2.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Corporate Governance Code set out in Appendix C1 to the Listing Rules, Mr. Wangang Xu, Mr. Tao Xu and Mr. Hansong Zhu will retire at the AGM and, being eligible, will offer themselves for re-election as Directors (the “Nominees”) at the AGM. Biographical details of the Nominees are set out in the Appendix I to this circular.

Except as stated in the Appendix I to this circular, none of the Nominees currently nor in the past three years, holds any directorships in any listed companies or any other major positions in the Company and its subsidiaries. None of the Nominees has any relationship with any other Director, senior management or substantial Shareholders of the Company (as defined in the Hong Kong Listing Rules).

For details of Nominees’ interest, please refer to the Appendix I to this circular. Save as disclosed in the Appendix I to this circular, none of the Nominees has any interests in the Shares within the meaning of Part XV of the SFO.

The proposals for the re-election of the Nominees will be submitted for the Shareholders’ approval at the AGM. The term of office of each Nominee is three years, commencing from the date of approval by the Shareholders at the AGM.

The Company had determined the remuneration of each Nominee for the year ended December 31, 2025 with reference to their qualifications, duties, responsibilities, experience, contribution to the Board, participation in the corporate governance, as well as the then market condition. Each Nominee had not participated the determination of his remuneration. For the details of the remuneration of Nominees for the year ended December 31, 2025, please refer to the 2025 annual report of the Company. After obtaining the relevant approval from the Shareholders at the AGM, the Company will renew service contract with each Nominee, if applicable. The Board, after obtaining the authorisation at the AGM, will determine the remuneration of Nominees with reference to their qualifications, duties, responsibilities, experience, contribution to the Board, participation in the corporate governance, as well as the current market condition. The Company will disclose the remuneration of Directors in its annual report each year.

LETTER FROM THE BOARD

Save as disclosed above, as at the date of this circular, there is no information of the Nominees that needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures of the Nominees, the qualifications, skills and experience, time commitment and contribution of the Nominees with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Mr. Hansong Zhu, an independent non-executive Director proposed to be re-elected, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on his independence and considered that Mr. Hansong Zhu is independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with the Nominees’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Nominees including the aforesaid independent non-executive Director at the AGM.

3.	PROPOSED AMENDMENT OF THE MEMORANDUM AND THE ARTICLES OF ASSOCIATION

The Company proposed to make certain amendments to the Memorandum and the Articles of Association for the purpose of bringing the Memorandum and the Articles of Association in line with the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules, and making other housekeeping changes.

Details of the proposed amendment to the Memorandum and the Articles of Association are set out in the Appendix II to this circular.

The proposed amendment of the Memorandum and the Articles of Association is subject to the approval of the Shareholders by way of a special resolution at the AGM.

4.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares (including the sale or transfer of treasury shares) not exceeding 20% of the total number of issued Shares (excluding treasury shares) as at the date of passing of such resolution (the “Issuance Mandate”).

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,356,594,900 Class A ordinary shares and 137,181,078 Class B ordinary shares. Subject to the passing of the ordinary resolution 4 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 698,755,195 ordinary shares.

In addition, subject to a separate approval of the ordinary resolution 6, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 5 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 4 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding treasury shares) as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

5.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding treasury shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,356,594,900 Class A ordinary shares and 137,181,078 Class B ordinary shares. Subject to the passing of the ordinary resolution 5 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 349,377,597 ordinary shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix III to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

Pursuant to the Listing Rules, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or the Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or the Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of Shares are made. If the Company holds any Shares in treasury, any sale or transfer of Shares in treasury will be made pursuant to the terms of the Issuance Mandate and in accordance with the Listing Rules and applicable laws and regulations of the Cayman Islands.

LETTER FROM THE BOARD

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

6.	PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company with a term expiring upon the next annual general meeting of the Company. The audit fees for the year ending December 31, 2026 are estimated to be around RMB35.9 million and capped at RMB40.0 million, and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2026.

The fees are determined based on:

•	the scope and complexity of the audit work for the Group’s consolidated financial statements, considering the scale of operations, a significant number of subsidiaries and geographic coverage. As a dual primary-listed entity, the auditors are engaged to conduct two separate, full-scope audits of the Group’s consolidated financial statements: (i) the integrated audit (covering both financial statement audit and internal control over financial reporting) performed in accordance with the standards established by the Public Company Accounting Oversight Board (PCAOB) to satisfy U.S. Securities and Exchange Commission (SEC) regulatory requirements; and (ii) the financial statement audit performed in accordance with International Standards on Auditing to meet the Listing Rules;

•	the expected audit timeline, resources and professional expertise required; and

•	market benchmarking for similar scale and complexity of listed companies.

An ordinary resolution in respect of the re-appointment of the auditors of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

7.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Friday, June 12, 2026. The AGM will commence at 3:00 p.m. (Beijing time).

The notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 48 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Hong Kong Listing Rules.

8.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the Directors, the proposed amendment of the Memorandum and the Articles of Association, the proposed Issuance Mandate, the proposed Repurchase Mandate, and the proposed re-appointment of the auditors of the Company are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the Directors proposed to be re-elected at the AGM.

POSITION AND EXPERIENCE

(1)	Mr. Wangang Xu

Wangang Xu (徐萬剛), aged 60, is the vice chairman of the Board and an executive Director of the Company.

Mr. Wangang Xu has been serving as the vice chairman of the Board since July 2023 and an executive Director since May 2021, and also served as a Director from December 2018 to August 2020. He successively served as the co-chief operating officer and chief operating officer of the Company from May 2018 to July 2023. From July 2017 to May 2018, Mr. Wangang Xu served as the head of the western region of the Group and was responsible for the overall operation management of the western region of the Company. From December 2015 to June 2017, Mr. Wangang Xu served as the general manager of Sichuan Lianjia Real Estate Brokerage Co., Ltd. (四川鏈家房地產經紀有限公司) (“Sichuan Lianjia”), a wholly-owned subsidiary of the Company. Mr. Wangang Xu founded Sichuan Eden City Real Estate E-Commerce Co., Ltd. (四川伊甸城房產電子商務有限公司) in August 2004 which was deregistered in March 2014 and Sichuan Eden City Real Estate Brokerage Co., Ltd. (四川伊甸城不動產經紀有限公司) in December 2009 and served as the general manager, the latter of which was renamed as Sichuan Yicheng Real Estate Brokerage Co., Ltd. (四川伊誠房地產經紀有限公司) in April 2011, and was subsequently acquired by Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司) in December 2015 and renamed as Sichuan Lianjia. Mr. Wangang Xu served as a manager of Chengdu Chengdian Wantong Investment Co., Ltd. (成都成電萬通投資有限公司) from September 2001 to September 2004. Mr. Wangang Xu successively served as a staff member and manager in technology R&D department of No. 10 Research Institute of Ministry of Electronics Industries (電子工業部第十研究所) (currently known as China Electronics Technology Group Corporation No. 10 Research Institute (中國電子科技集團公司第十研究所)) from September 1986 to August 2001. Mr. Wangang Xu received a bachelor’s degree in electronic engineering from Chengdu Institute of Radio Engineering (成都電訊工程學院, currently known as University of Electronic Science and Technology of China (電子科技大學)) in July 1986.

Mr. Wangang Xu has over 20 years’ experiences in the real estate industry, witnessing the development of the industry which enabled him to have a keen awareness and deep understanding of the industry. Mr. Wangang Xu is the vice chairman of the Board and an executive Director, and responsible for the Group’s business operations, including the operation of home renovation and furnishing business and Beihaojia business. With his deep strategic thinking and macroscopic understanding of the market, industry and economic environment, Mr. Wangang Xu is integrally involved in the development and implementation of the Company’s overall strategies, has led the home renovation business to achieve a significant improvement in its operating efficiency and has advanced the C2M (Customer to Manufacturer) capabilities of the Beihaojia business.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(2)	Mr. Tao Xu

Tao Xu (徐濤), aged 52, is an executive Director and the chief financial officer of the Company.

Mr. Tao Xu has been serving as an executive Director since August 2021 and also served as a Director from December 2018 to August 2020. Mr. Tao Xu has been the chief financial officer of Beike since November 2016. Prior to joining the Group, Mr. Tao Xu served as the chief financial officer of Beijing SenseTime Technology Development Co., Ltd. (北京市商湯科技開發有限公司) from June 2016 to October 2016. From August 2014 to December 2015, Mr. Tao Xu served as the chief financial officer of Beijing Didi Infinity Technology and Development Co., Ltd. (北京嘀嘀無限科技發展有限公司). From September 2011 to July 2014, Mr. Tao Xu served as the chief financial officer of the China Region of Dimension Data Information Technology (Beijing) Co., Ltd. (達科信息科技(北京)有限公司). From April 2008 to February 2011, Mr. Tao Xu served as the financial director of China Region of Sun Microsystems China Co., Ltd. (太陽計算機系統(中國)有限公司). From May 2001 to March 2008, Mr. Tao Xu successively served as the financial director of Greater China and the chief financial officer at Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司). From 1999 to 2001, Mr. Tao Xu served as the financial manager of Beijing Sohu Internet Information Service Co., Ltd. (北京搜狐互聯網信息服務有限公司). Prior to that, Mr. Tao Xu worked at Pepsi. Mr. Tao Xu received his bachelor’s degree in economics from Capital University of Economics and Business (首都經濟貿易大學) in July 1996 and a master’s degree of commerce in international professional accounting from the University of New South Wales in October 2005.

Mr. Tao Xu has rich experiences in financial management and capital market, and has served as the chief financial officer in various leading companies. During his tenure as the chief financial officer of Beike since November 2016, Mr. Tao Xu is responsible for the overall comprehensive financial management of the Group, as well as other works relating to budget, taxation, funds and investor relations. He has led the Company to successfully complete the initial public offering and listing on the New York Stock Exchange in August 2020, the follow-on ADS offering in November 2020 and the listing on the Hong Kong Stock Exchange in May 2022, respectively. As an executive Director, Mr. Tao Xu has been actively participating in the formulation of the overall development strategies of the Group. He has also been dedicated to promoting the internal controls and environmental, social and governance initiatives. Through his long-term strategic vision, proven business judgment and rich experiences in relevant areas, Mr. Tao Xu has made and will continuously make great contributions to the sustainable development of the Group to maximize the value for the Shareholders.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(3)	Mr. Hansong Zhu

Hansong Zhu (朱寒松), aged 56, is an independent non-executive Director of the Company.

Mr. Hansong Zhu has been serving as an independent Director of the Company since August 2021 and was re-designated as an independent non-executive Director in May 2022. Mr. Hansong Zhu founded Seekers Capital (Jiangyin) Co., Ltd. (江陰霞客私募基金管理有限公司) in March 2022 and currently serves as its chairman and general manager. Mr. Hansong Zhu worked for Goldman Sachs Group Inc. (“Goldman Sachs”) from June 2000 to December 2019 and successively served several positions, including associate, executive director, managing director and partner. Before retiring from Goldman Sachs in December 2019, Mr. Hansong Zhu was the co-head of China Investment Banking, the head of industrial and natural resources group in Asia Ex-Japan, the chief executive officer of Goldman Sachs Gao Hua Securities Company Limited, and a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, Mr. Hansong Zhu worked at China International Capital Corporation Limited from November 1995 to June 2000. Mr. Hansong Zhu has been an independent non-executive director of Geely Automobile Holdings Limited, a company listed on the Hong Kong Stock Exchange with the stock code 175, since October 2023. He served as an independent director of Kidswant Children Products Co., Ltd. (孩子王兒童用品股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 301078, from March 2020 to May 2022, and Missfresh Limited, a company listed on the Nasdaq Stock Market under the symbol “MF,” from June 2021 to September 2022. Mr. Hansong Zhu received a bachelor’s degree in economics from Nanjing University (南京大學) in July 1991 and a master’s degree in economics from Peking University in July 1994.

INTEREST IN THE SHARES OF THE COMPANY

As far as the Directors are aware, as at the Latest Practicable Date, each of Mr. Wangang Xu, Mr. Tao Xu and Mr. Hansong Zhu was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO:

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares	Approximate Percentage of Shareholding in the Total Issued Share Capital
				%	%
Wangang Xu(1)	Beneficial owner	Class A ordinary share	7,177,120	0.21%	0.21%
	Founder of a discretionary		10,087,955	0.30%	0.29%
	Trust Interest held by controlled corporations		4,075,188	0.12%	0.12%

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares	Approximate Percentage of Shareholding in the Total Issued Share Capital
				%	%
Tao Xu(2)	Interest held by controlled corporations	Class A ordinary share	750,000	0.02%	0.02%
	Founder of a discretionary Trust		3,549,999	0.10%	0.10%
Hansong Zhu(3)	Beneficial owner	Class A ordinary share	57,222	0.00%	0.00%

Notes:

(1)	As of the Latest Practicable Date, 7,177,120 Class A ordinary shares were beneficially owned by Mr. Wangang Xu. 10,087,955 Class A ordinary shares were held by Blossom South Limited. Blossom South Limited is wholly owned by Clear River Limited. 100% equity interest of Clear River Limited is held by a discretionary trust established by Mr. Wangang Xu (as the settlor). Accordingly, Mr. Wangang Xu is deemed to be interested in 10,087,955 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO. 4,075,188 Class A ordinary shares were held by Myriad Talent Investment Limited, which is wholly owned by Mr. Wangang Xu.

(2)	As of the Latest Practicable Date, 750,000 Class A ordinary shares were held by Great Polaris Holdings Limited, which is wholly owned by Mr. Tao Xu. 3,549,999 Class A ordinary shares were held by Ideal Elect Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Tao Xu (as the settlor). Accordingly, Mr. Tao Xu is deemed to be interested in 3,549,999 Class A ordinary shares directly held by Ideal Elect Limited by virtue of the SFO.

(3)	As of the Latest Practicable Date, 57,222 Class A ordinary shares beneficially owned by Mr. Hansong Zhu included RSUs of 3,750 ADSs (representing 11,250 Class A ordinary shares) and 15,324 ADSs (representing 45,972 Class A ordinary shares) directly held by him.

APPENDIX II	PROPOSED AMENDMENTS OF THE MEMORANDUM AND THE ARTICLES OF ASSOCIATION

Details of the proposed amendments of the Memorandum and the Articles of Association are set out as follows:

Clause No.	Proposed amendments (showing changes to the existing Memorandum)

Heading	THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~SIXTHSEVENTH~~ AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION
OF
KE HOLDINGS INC.
貝殼控股有限公司
(adopted by a Special Resolution passed on ~~August 12, 2022[~~●] and effective immediately)

Article No.	Proposed amendments (showing changes to the existing Articles of Association)

Heading	THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~SIXTHSEVENTH~~ AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
KE HOLDINGS INC.
貝殼控股有限公司
(adopted by a Special Resolution passed on ~~August 12, 2022[~~●] and effective immediately)

144	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, one of whom shall act as its chairman. At least one member of the Nomination Committee shall be of a different gender.

172	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.~~

APPENDIX III	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,493,775,978 Shares, out of which 3,356,594,900 were Class A ordinary shares and 137,181,078 were Class B ordinary shares. Subject to the passing of the ordinary resolution 5 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, i.e. being 3,493,775,978 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 349,377,597 Shares, representing 10% of the total number of issued Shares (excluding treasury shares) as at the date of the AGM.

As stated in “5. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in the Letter from the Board, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of Shares are made.

APPENDIX III	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

To the extent that any treasury shares are deposited with Central Clearing and Settlement System (“CCASS”) pending resale on the Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in the Company’s own name as treasury shares, which may include approval by the Board that (i) the Company would not (and would procure its broker not to) give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX III	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Mr. Yongdong Peng and Mr. Yigang Shan, who beneficially own 133,775,177 Class A ordinary shares and 137,181,078 Class B ordinary shares in total, representing approximately 31.84% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B ordinary shares into Class A ordinary shares, if the reduction in the number of Shares in issue (after deducting treasury shares) would otherwise result in an increase in the proportion of Class B ordinary shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken that they will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association.

The Company has confirmed that neither the explanatory statement nor the Repurchase Mandate has any unusual features.

APPENDIX III	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Class A ordinary shares have been traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per Share
Month	Highest	Lowest
	HK$	HK$
2025
April	59.30	52.50
May	55.75	47.05
June	52.80	46.60
July	52.85	45.50
August	53.90	45.12
September	53.45	45.80
October	51.00	44.02
November	46.68	40.66
December	47.10	41.02

2026
January	52.60	41.18
February	49.96	43.24
March	45.56	37.50
April (up to the Latest Practicable Date)	43.38	36.80

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 22,246,643 ADSs (representing 66,739,929 Class A ordinary shares) on the New York Stock Exchange as follows:

Date of Repurchase	Number of Class A Ordinary Shares Represented by ADSs Repurchased	Highest Price Per Share	Lowest Price Per Share
		US$	US$
November 24, 2025	522,519	5.77	5.70
November 25, 2025	515,472	5.85	5.75
November 26, 2025	520,713	5.84	5.71
November 28, 2025	519,966	5.81	5.74
December 1, 2025	537,456	5.72	5.52
December 2, 2025	542,613	5.56	5.49

APPENDIX III	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

Date of Repurchase	Number of Class A Ordinary Shares Represented by ADSs Repurchased	Highest Price Per Share	Lowest Price Per Share
		US$	US$
December 3, 2025	539,463	5.58	5.50
December 4, 2025	530,358	5.63	5.55
December 5, 2025	523,047	5.76	5.69
December 8, 2025	523,377	5.77	5.70
December 9, 2025	552,642	5.48	5.38
December 10, 2025	528,795	5.71	5.64
December 11, 2025	512,760	5.88	5.81
December 12, 2025	519,474	5.82	5.74
December 15, 2025	540,891	5.68	5.50
December 16, 2025	545,895	5.52	5.45
December 17, 2025	545,517	5.58	5.43
December 18, 2025	557,376	5.45	5.34
December 19, 2025	560,436	5.37	5.33
December 22, 2025	557,064	5.42	5.35
December 24, 2025	557,895	5.40	5.36
December 26, 2025	556,632	5.42	5.36
December 29, 2025	558,708	5.41	5.35
December 30, 2025	563,220	5.40	5.29
December 31, 2025	569,481	5.31	5.25
January 2, 2026	938,955	5.45	5.24
January 5, 2026	616,191	5.76	5.61
January 6, 2026	602,154	5.84	5.77
January 7, 2026	885,921	5.70	5.61
January 8, 2026	609,408	5.79	5.67
January 9, 2026	616,236	5.75	5.63
January 12, 2026	597,777	5.89	5.82
January 13, 2026	615,045	5.80	5.64
January 14, 2026	604,170	5.85	5.73
January 15, 2026	598,884	5.90	5.79
January 16, 2026	603,474	5.84	5.71
January 20, 2026	589,116	6.07	5.86
January 21, 2026	495,930	6.13	5.99
January 22, 2026	493,731	6.13	6.04
January 23, 2026	492,021	6.12	6.07
January 26, 2026	497,724	6.06	6.00
March 2, 2026	905,055	5.61	5.44
March 3, 2026	911,901	5.54	5.37
March 4, 2026	618,192	5.70	5.61
March 5, 2026	920,460	5.49	5.40
March 6, 2026	902,907	5.58	5.48

Date of Repurchase	Number of Class A Ordinary Shares Represented by ADSs Repurchased	Highest Price Per Share	Lowest Price Per Share
		US$	US$
March 9, 2026	915,471	5.53	5.41
March 10, 2026	895,446	5.64	5.51
March 11, 2026	687,045	5.73	5.63
March 12, 2026	904,905	5.63	5.46
March 13, 2026	892,689	5.66	5.55
March 16, 2026	876,903	5.85	5.56
March 17, 2026	882,087	5.83	5.61
March 18, 2026	907,854	5.58	5.48
March 18, 2026	180,159	5.58	5.50
March 19, 2026	933,300	5.41	5.30
March 20, 2026	1,505,964	5.34	5.28
March 23, 2026	1,545,804	5.25	5.07
March 24, 2026	1,553,808	5.21	5.09
March 25, 2026	1,506,447	5.28	5.20
March 26, 2026	1,549,845	5.22	5.10
March 27, 2026	1,561,263	5.16	5.10
March 30, 2026	1,978,932	5.10	4.99
March 31, 2026	2,448,390	4.99	4.81
April 1, 2026	1,807,566	5.09	4.94
April 2, 2026	1,829,910	5.00	4.86
April 6, 2026	1,393,680	5.05	4.94
April 7, 2026	1,394,757	5.07	4.97
April 8, 2026	1,339,551	5.30	5.15
April 9, 2026	1,336,008	5.27	5.20
April 10, 2026	1,327,233	5.32	5.19
April 13, 2026	1,331,973	5.28	5.20
April 14, 2026	727,830	5.54	5.40
April 15, 2026	735,444	5.48	5.39
April 16, 2026	736,578	5.48	5.37
April 17, 2026	737,058	5.48	5.34
April 20, 2026	731,112	5.50	5.39
April 21, 2026	739,947	5.47	5.36
April 22, 2026	1,227,948	5.42	5.32
	66,739,929

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Friday, June 12, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of KE Holdings Inc. (the “Company”) dated April 24, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 3:00 p.m., Beijing time on Friday, June 12, 2026 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025 and the report of the auditors thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i)	to re-elect Mr. Wangang Xu as an executive Director;

(ii)	to re-elect Mr. Tao Xu as an executive Director;

(iii)	to re-elect Mr. Hansong Zhu as an independent non-executive Director; and

(b)	to authorize the Board to fix the remuneration of the Directors;

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as a special resolution, THAT the Memorandum and the Articles of Association be amended (details of which are set out in Appendix II to the Circular) and restated by their deletion in their entirety and by the substitution in their place of the seventh amended and restated memorandum and articles of association of the Company (the “New Articles of Association”) and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary), procedures and other related issues arising from the adoption of the New Articles of Association;

4.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Group and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

NOTICE OF THE ANNUAL GENERAL MEETING

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2020 Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and the Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

NOTICE OF THE ANNUAL GENERAL MEETING

Any reference to an allotment, issue, grant, offer or disposal of Class A ordinary shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A ordinary shares), to the extent permitted by, and subject to the provisions of, the Listing Rules and applicable laws and regulations;

5.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

6.	as an ordinary resolution, THAT conditional upon the passing of resolutions 4 and 5 of this notice, the general mandate referred to in the resolution 4 of this notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 5 of this notice, provided that such amount shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

NOTICE OF THE ANNUAL GENERAL MEETING

7.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 12, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on May 12, 2026, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 12, 2026, Hong Kong time; and with respect to the Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, no later than 6:00 p.m. on Monday, May 11, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Shares on the Share Record Date will be entitled to vote and attend the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

Proxy Forms and ADS Voting Cards

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon directly, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at investors.ke.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs, as the case may be, as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 3:00 p.m., Hong Kong time, on Wednesday, June 10, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Corporate Headquarters:	Registered Office:
Oriental Electronic Technology Building	Harneys Fiduciary (Cayman) Limited
No. 2 Chuangye Road	4th Floor, Harbour Place
Haidian District	103 South Church Street
Beijing 100086	P.O. Box 10240
PRC	Grand Cayman KY1-1002
Cayman Islands

April 24, 2026

As at the date of this notice, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.